UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

TH International Limited

(Name of Issuer)

Ordinary Shares, par value $0.00000939586994067732 per share

(Title of Class of Securities)

G8656L 106

(CUSIP Number)

October 13, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8656L 106	Page 2 of 5

1	NAMES OF REPORTING PERSONS:
Silver Crest Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
8,762,500 (1)

	6	SHARED VOTING POWER:
0

	7	SOLE DISPOSITIVE POWER:
8,762,500 (1)

	8	SHARED DISPOSITIVE POWER:
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
8,762,500 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
5.7% (2)

12	TYPE OF REPORTING PERSON:
OO

(1) Includes 4,312,500 ordinary shares, par value $0.00000939586994067732 per share, of the Issuer (the “Ordinary Shares”) and 4,450,000 Ordinary Shares underlying 4,450,000 warrants to purchase Ordinary Shares with an exercise price of $11.50 (the “Warrants”).

(2) Based on 148,355,092 Ordinary Shares outstanding as of October 13, 2022 as set forth in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 13, 2022, plus the 4,450,000 Ordinary Shares that the Reporting Person (as defined below) has the right to acquire within 60 days underlying the Warrants.

CUSIP No. G8656L 106	Page 3 of 5

Item 1(a).	Name of Issuer: TH International Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2501 Central Plaza 227 Huangpi North Road Shanghai, People’s Republic of China, 200003
Item 2(a).	Name of Person Filing: Silver Crest Management LLC (the “Reporting Person”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: Suite 3501, 35/F, Jardine House 1 Connaught Place, Central Hong Kong, People’s Republic of China
Item 2(c).	Citizenship: The Reporting Person is a Cayman Islands limited liability company.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value $0.00000939586994067732 per share.
Item 2(e).	CUSIP Number: G8656L 106
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

CUSIP No. G8656L 106	Page 4 of 5

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G8656L 106	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 14, 2022	SILVER CREST MANAGEMENT LLC

	By:	/s/ Liang (Leon) Meng
Name: Liang (Leon) Meng
Title: Managing Member